650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ARISTA NETWORKS, INC.: ANET-003

April 21, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ivette Leon
Claire DeLabar
Edwin Kim

Re:	Arista Networks, Inc.

Registration Statement on Form S-1

Filed March 31, 2014

File No. 333-194899

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (“Arista” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 16, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on March 31, 2014.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission April 21, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

We also note that we submitted a letter, dated April 16, 2014, setting forth an anticipated indicative price range for the offering.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

Prospectus Summary, page 1

1.	We note your response to prior comment 6 regarding your $100 million in outstanding convertible notes. Please revise your summary to clarify that the noteholders have informed Arista that they will convert the principal amount with accrued interest outstanding into shares of common stock upon completion of your initial public offering. If the noteholders are not bound to convert their notes into common stock, please revise to discuss the consequences if you must redeem the notes using cash. Also, please file the note agreements with your co-founders as exhibits and any other material notes.

The Company advises the Staff that all noteholders, except one, have agreed to be bound to convert their promissory notes into shares of Common Stock and that one noteholder (Singtel Innov8 Pte. Ltd) has elected to have the Company repay the indebtedness under such noteholder’s note. The Company has revised the disclosure on pages 8, 49, 50 and 72 of the Registration Statement as requested, and has revised the disclosure in the use of proceeds section to address the Company repaying the one promissory note not being converted out of the net proceeds the Company receives from the offering.

In addition, the Company has filed the two note agreements with the entities affiliated with the Company’s two co-founders as exhibits 10.19 and 10.20 to the Registration Statement as requested.

2.	We note your response to prior comment 7. Please disclose the percentage of voting power that your officers, directors and principal shareholders will control after the offering.

The Company has revised the disclosure on page 5 of the Registration Statement as requested and advises the Staff that the Company will fill in the ownership percentage in a subsequent amendment to the Registration Statement at such time as an indicative price range is included in the preliminary prospectus (note that such percentage ownership will be based in part on the conversion of the notes referenced above based on the offering price).

Securities and Exchange Commission April 21, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

Risk Factors, page 12

3.	While your response to prior comment 9 indicates that your co-founder Mr. Cheriton resigned as director. We also note that he has placed his Arista shares in an irrevocable trust for his minor children. Please outline Mr. Cheriton’s continuing role, if any, with Arista Networks.

The Company advises the Staff that Mr. Cheriton has no continuing role with the Company other than his ownership of the Company’s securities.

Management’s Discussion and Analysis, page 57

4.	We note on page 65 that the increase in revenue was due to an increase in sales of switch products and related accessories to existing customers. Please expand the discussion to quantify the changes in revenues from period to period for all periods presented due to changes in price and changes in volume of units sold. See Financial Reporting Codification section 501.04 for guidance.

The Company has revised the disclosure on pages 63, 64 and 65 of the Registration Statement as requested and advises the Staff that the Company measures product volume by number of switch ports.

5.	Refer to your discussion of gross margin on page 65. Please expand your discussion of gross margin for each of the periods presented to quantify any material changes in gross margin not quantified in the discussion of revenues and cost of sales.

The Company has revised the disclosure on pages 64 and 66 of the Registration Statement as requested.

6.	Refer to your discussion of inventory on page 74. Please expand your discussion of costs of sales for all periods presented to separately quantify the amount of change from period to period, including changes due to manufacturing overhead costs and volume so the reader can ascertain the increase in cost of sales due to changes in shipment volume. Consider integrating the disclosure of inventory reserves into your discussion of costs of sales.

The Company has revised the disclosure on pages 64 and 66 of the Registration Statement as requested.

Business, page 88

7.	We note your response to prior comment 18 regarding whether the number of your end customers is a key metric used by management to evaluate your business. Please explain why you believe the number of your end customers is not a key metric in spite of the prominence you provide such figures on pages 1, 58, and 88 of your prospectus.

Securities and Exchange Commission April 21, 2014 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

The Company advises the Staff that the number of end customers is not a key metric used by management to evaluate its business. The Company advises the Staff that management uses the Company’s consolidated financial statements together with non-GAAP gross profit, non-GAAP income from operations and adjusted EBITDA to evaluate the business of the Company. In part, the Company does not believe that the total number of end customers is a key metric because sales to the Company’s largest customers comprise such a significant portion of the Company’s revenue. Sales to the Company’s 10 largest end customers were approximately 32%, 39% and 43% of the Company’s revenue in 2011, 2012 and 2013, respectively. The Company does not believe that total number of end customers is necessarily meaningful for evaluating the Company’s operating results. The Company advises the Staff that it included the number of end customers in the Registration Statement to demonstrate the broad adoption of the Company’s cloud networking solutions.

8.	We note your response to prior comment 23 regarding your backlog disclosure, as required by Item 101(c)(1)(viii) of Regulation S-K. It would appear that unfilled orders or contractual commitments to purchase should be considered backlog, even if cancellable. If you believe that the dollar amount of the backlog orders is not material to an understanding of your business as a whole, explain the basis on which you conclude that the backlog levels in the prior two years is not material. In your analysis, please provide us your recent backlog balances for the prior two years, if available.

The Company advises the Staff that the Company assessed the materiality of its backlog on a qualitative and quantitative basis and determined that backlog is not material for an understanding of its business.

From a qualitative standpoint, the Company considered the nature of order backlog, which consists of purchase orders containing non-binding purchase commitments in which the Company allows customers to cancel, change or reschedule orders without penalty at any time prior to shipment. In addition, the Company does not treat backlog as a metric for planning purposes or to set revenue targets for any particular fiscal period. As such, the Company does not believe backlog is firm or a meaningful indicator in any given period of the Company’s ability to achieve any particular level of revenue or financial performance.

From a quantitative standpoint, the Company measured total backlog as a percentage of total revenue for the corresponding fiscal years, and also as a percentage of the following year’s actual or projected revenue. Total backlog is calculated based on any unfilled purchase orders and purchase commitments, including those that are non-binding and cancellable. The Company had backlog of [***] and [***] as of December 31, 2012 and 2013, which represents [***] and [***] of revenue for the corresponding fiscal years of 2012 and 2013 of $193.4 million and $361.2 million, respectively. In addition backlog of [***] at December 31, 2012 as a percentage of fiscal 2013 revenue was [***] and backlog of [***] at December 31, 2013 as a percentage of projected fiscal 2014 revenue of [***] is [***].

Securities and Exchange Commission April 21, 2014 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

Based on the analysis performed, the Company believes that backlog is not material from a qualitative or quantitative standpoint.

9.	Your case studies reference deployments that took place as long as four years ago in response to prior comment 25. Please advise us whether such older deployments, two in 2010 and two in 2012, are representative of your more recent deployments. Further, please clarify whether each case study primarily involves products and services that you currently offer.

The Company advises the Staff that its older deployments of products referenced in the case studies included in the Registration Statement are representative of its more recent deployments. In addition, the Company advises the Staff that each case study does primarily involve products and services that it currently offers. With respect to individual case studies, the Company notes as follows:

US-Based Internet Leader

This customer deployment started in 2010 when the Company co-developed the Zero Touch Provisioning System to meet this customer’s requirements. While the Zero Touch Provisioning System and the associated switches initially went into deployment in 2010, this customer has continued to build out new web properties based on the Arista L2 MLAG and L3 ECMP architectures leveraging the Zero Touch Provisioning System capabilities. The same architectures and many of the exact same products, and the same Zero Touch Provisioning System capabilities are in use with this customer today.

Cloud Database Application

This customer engagement started in 2012 and initial products were deployed in 2013. The customer continues to procure equipment and grow its installed base of the Company’s networking solutions within its operation.

Global Financial Services Institution

With respect to this customer, the first meetings and design sessions and validation of the Company as a vendor started in 2012. Proof of concepts and on-site lab trials were run in 2012, and in 2013 this customer finalized its decision with the Company and moved to production and deployment. The same architectures discussed and deployed with this customer in 2012 are in use by this customer today as this customer continues to deploy the Company’s products into new facilities and across the customer’s IT infrastructure in the data center.

Medical Research Organization

The Company first deployed the initial production of the Arista 7500 systems architecture to this customer. This customer was building a “Top 500 Supercomputer” for biotechnology research and DNA sequencing and these types of clusters tend to get built, and then are operated for many years without

Securities and Exchange Commission April 21, 2014 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

subsequent retrofit and scale-out or changes to the architecture. This system is still in production for this customer and the Company has deployed other equipment for other research projects with similar architectures and products every year since 2010.

Global Financial Services Institution

Initial conversations with this customer started in 2009 with smaller deployments to accelerate trading operations. From those initial deployments, the Company’s products spread within that customer’s organization to new trading operations, then to other areas of the customer’s network, culminating in a deployment in 2013 to upgrade/replace the customer’s core network tier in and between its main data center facilities. The architectures deployed with this customer are both L2 MLAG and L3 ECMP deployments and both the architectures and the systems in use in the 2012 trials and 2013 production deployments are continuing to be used and deployed today.

10.	In response to prior comment 28, you refer to an undisclosed channel partner that sells to your largest end customer Microsoft. Please identify this channel partner and describe its relationship to both you and Microsoft. For example, please clarify whether it exclusively sells your products to Microsoft or if it sells your products and services to other end-customers. Since the sales to Microsoft are 22% of your total revenue for fiscal year 2013 through this entity, please advise us whether you have any material agreements with this reseller for which you are substantially dependent upon. If yes, please file these agreements pursuant to Item 601(b)(1) of Regulation S-K.

The Company has revised the disclosure on pages 14 and 94 of the Registration Statement to identify the channel partner, World Wide Technology, Inc. (“WWT”), that sells to Microsoft. The Company advises the Staff that virtually all of its sales made through WWT are to Microsoft (the Company advises the Staff that less than 0.5% of sales made through WWT were made to end customers other than Microsoft).

The Company further advises the Staff that all sales made through WWT are made on an individual purchase order basis under the Company’s Direct Value-Added Reseller Agreement with WWT (“Reseller Agreement”). The sole purpose of the Reseller Agreement is to standardize the terms and condition under which the purchase orders placed by WWT are governed. The Reseller Agreement does not require, bind or obligate WWT to purchase any amount of the Company’s products or services. Furthermore, the Reseller Agreement was entered into in the ordinary course of the Company’s business and the Company does not believe its business is substantially dependent upon such agreement. Microsoft could make purchases through other resellers or from the Company directly. As a result, the Company does not believe the Reseller Agreement is a material agreement which would be required to be filed under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission April 21, 2014 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

11.	We note your response to prior comment 32 regarding your dispute with Optumsoft over your licensed intellectual property. In light of Optumsoft’s lawsuit filed in Santa Clara County Superior Court and your counter-claim, please update your legal proceedings disclosure.

The Company has revised the disclosure on pages 16 and 17 of the Registration Statement as requested. The Company advises the Staff that it has filed the Complaint by Optumsoft against the Company, the Company’s Answer to Unverified Complaint and the Cross-Complaint by the Company against Optumsoft as exhibits 99.1, 99.2 and 99.3 to the Registration Statement and has disclosed such exhibit filings in the discussion of the Optumsoft dispute on pages 104 and 105 of the Registration Statement.

Principal Stockholders, page 123

12.	In prior comment 40, we requested, in part, why you believe the disclosure of the disclaimers of beneficial ownership on behalf of your management is appropriate. It is unclear why you still provide these disclaimers.

The Company has revised the disclosure to delete such disclaimers on page 127 of the Registration Statement as requested.

Underwriting, page 137

13.	We note your response to prior comment 41 regarding your underwriters’ compliance with FINRA Rule 5131. Please briefly describe the notice requirements.

The Company has revised the disclosure on page 143 of the Registration Statement as requested.

Financial Statements

Note 3: Balance Sheet Components, page F-18

14.	Refer to your disclosure of property and equipment on page F-20 and financing obligation-build-to-suit lease on page F-25. Please expand the disclosure to specifically address the criteria in ASC 840-10 that permit the classification of the lease as a capital lease, including whether the lease includes a transfer-of-ownership provision or bargain-purchase-option provision. Also, disclose whether the land and building are considered separately or as a single unit and the reason for such classification. Please revise to include all disclosures required pursuant to ASC 840-30-50-1. Also, please supplementally tell us how you applied the guidance in ASC 840-20-25-11 in your accounting for the lease during the construction period.

The Company has revised the disclosures on page F-25 as requested.

Securities and Exchange Commission April 21, 2014 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

The Company advises the Staff that it has determined it is considered the accounting owner of its new headquarters building during the construction phase based on the guidance in Accounting Standards Codification (“ASC”) topic ASC 840. Topic ASC 840 applies to the accounting evaluation of leases for all entities. The Company specifically evaluated subtopic ASC 840-40 –Sale-Leaseback Transactions, which requires that, in some cases, when a lessee is involved in the construction of an asset that will be leased to the lessee upon the completion of construction, a lessee should be considered the accounting owner of the asset during the construction period.

15-5 A lessee shall be considered the owner of an asset during the construction period, and thus subject to this Subtopic, if the lessee has substantially all of the construction period risks—effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins.

The application of paragraph 15-5 is based on the implementation guidance in ASC 840-40-55-2 through 55-16. The implementation guidance specifies that a lessee has substantially all of the construction period risk and should be considered the accounting owner of the asset during construction based on either (1) the results of a maximum guarantee test, or (2) certain automatic indicators of ownership. Based on the Company’s evaluation, certain of the automatic indicators of ownership are present in the terms of the arrangement and it was not necessary to perform the maximum guarantee test. The Company has determined that the lease agreement contains two automatic indicators of ownership. In order for the facility to meet the Company’s needs and operating requirements, substantial tenant improvements, including improvements to the structural elements were necessary. The lessor provided a tenant improvement allowance of $7.5 million to apply towards the necessary improvements and Arista remained obligated for additional amounts over the afforded allowance. Prior to the start of construction, the Company made a material payment towards these tenant improvement, which is an automatic indicator of ownership. In addition, the Company purchased insurance related to the tenant improvements. This insurance provides an indemnity to parties other than the owner-lessor. Further, the insurance premium paid by the Company will not be reimbursed.

The Company has also concluded that the lease does not meet the definition of a “normal leaseback” because the Company has continuing involvement and therefore the building does not qualify as a sale-leaseback under ASC 40-25-9. The Company has concluded that a significant portion of the tenant improvements are structural in nature and are therefore not considered “normal” as defined by ASC 840-40-55-15. By funding these building elements, the Company has essentially provided in-substance nonrecourse financing to the lessor, which constitutes continuing involvement as defined under ASC 840-40-25-14b. Additionally, the Company must maintain a $4 million letter of credit which is the equivalent to nine months of rent payments. As a result, the Company is precluded from treating this transaction as a sale leaseback. Therefore, it must instead account for the transaction as a financing as required by ASC 840-40-25-11, which states:

A sale-leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback shall be accounted for by the deposit method or as a financing, whichever is appropriate under Subtopic 360-20.

Securities and Exchange Commission April 21, 2014 Page 9	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

Given the Company’s continuing involvement, the Company concluded that it must treat this transaction as a financing. As such, the Company recorded the facility as an asset at its fair value at the date construction commenced with a corresponding facility financing obligation. Improvements to the facility during the construction period were capitalized and, to the extent funded by lessor afforded incentives, with corresponding increases to the facility financing obligation.

The Company also considered whether the land should be treated as a capital or operating lease. The lease arrangement does not include a transfer-of ownership nor bargain-purchase-option clause and as such, the Company concluded that the land should be treated as an operating lease. A portion of payments the Company makes under the lease are allocated to land rental expense, based on the relative values of the land and building at the commencement of construction. During the period of construction, the Company recorded land lease expense of $1.9 million.

Note 6: Commitments and Contingencies, page F-24

15.	Refer to your response to comment 46. We note that you state that you are unaware of the precise components of EOS that are in dispute but we also note that you state in the disclosure that Optumsoft requested that you “assign certain components” of your software. Please expand the disclosure of legal proceedings beginning on page F-26 to describe in detail what Optumsoft is requesting, including a description of the components using the language in pages 95 and 96 and disclose the nature of the contingency in accordance with ASC 450-20-50-4 in sufficient detail for the investor to understand the impact of a negative outcome of this dispute on your operations.

The Company advises the Staff that although Optumsoft has claimed ownership of various specific software components in communications with the Company, it has not identified in the litigation the specific components it claims to own. Consequently, the Company cannot specify which software components Optumsoft may ultimately claim to own in the litigation, although they may include components that are material. The Company has revised the disclosure on pages F-40 and 41 to reflect the foregoing. The Company has filed the Complaint by Optumsoft against the Company, the Company’s Answer to Unverified Complaint and the Cross-Complaint by the Company against Optumsoft as exhibits 99.1, 99.2 and 99.3 to the Registration Statement.

* * *

In its acceleration request, the Company will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission April 21, 2014 Page 10	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-003

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jayshree Ullal, Arista Networks, Inc.
Marc Taxay, Arista Networks, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.
Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.
Patrick A. Pohlen, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP
Dane Wall, Ernst & Young LLP